February 23, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Cambrex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-10638

Dear Mr. Rosenberg:

This letter is in response to your letter dated February 19, 2010 regarding Cambrex Corporation and its 2008 Form 10-K filing.

We will respond to the comments addressed in your above referenced letter by March 19, 2010.  If you have any questions regarding this response, please do not hesitate to contact me.

Sincerely,

/s/ Gregory P. Sargen
Gregory P. Sargen
Vice President and Chief Financial Officer
Cambrex Corporation